EXHIBIT 99.2

















                        CRUSADE GLOBAL TRUST NO.1 OF 2001
                                FINANCIAL REPORT
                     FOR THE PERIOD ENDED 30 SEPTEMBER 2001

CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

                                                              ----------------
                                                                 21 February
                                                       Note      2001 to 30
                                                                  Sept 2001
                                                                      $
                                                              ----------------

Revenue from ordinary activities
    Interest income                                     2          67,938,923
    Fees                                                2           1,362,194
      Other Income                                      2             264,446
                                                              ----------------
                                                                   69,565,563
Expenses from ordinary activities
    Interest expense                                    2          59,977,589
    Custodian fees                                      10            158,141
    Servicing fees                                      10          4,217,102
    Manager fees                                        10            948,848
    Trustee fees                                        10            295,051
    Other expenses                                      10             35,131
      Loss on Discharges                                              264,446
                                                              ----------------
                                                                   65,896,308
                                                              ----------------
Result from ordinary activities (excess income)                     3,669,255
                                                              ================








The Statement of Financial Performance should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF FINANCIAL POSITION
AS AT 30 SEPTEMBER 2001


                                                              ----------------
                                                                   2001
                                                  Note               $
                                                              ----------------
ASSETS
    Cash and liquid assets                         3              166,251,278
    Receivables                                    4               92,736,686
    Investments                                    5            1,448,733,696
                                                              ----------------

TOTAL ASSETS                                                    1,707,721,660
                                                              ----------------

LIABILITIES
    Accounts payable                               6               28,222,273
    Mortgage-backed bonds                                       1,679,499,377

                                                              ----------------
TOTAL LIABILITIES                                               1,707,721,650
                                                              ----------------

                                                              ----------------
NET ASSETS                                                                 10
                                                              ================

UNITHOLDER'S FUNDS
    Unit on issue                                    7                     10

                                                              ----------------
TOTAL UNITHOLDER'S FUNDS                                                   10
                                                              ================










The Statement of Financial Position should be read in conjunction with the accompanying notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.1 OF 2001
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001

                                                                     -------------------
                                                                      21 February 2001
                                                         Note           to 30 September
                                                                           2001
                                                                             $
                                                                     -------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Interest received                                                        63,788,003
    Fees received                                                             1,362,194
    Interest paid                                                           (41,356,681)
    Expenses paid                                                            (3,530,120)
                                                                     -------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                (b)                 20,263,396
                                                                     -------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of Loans secured by Mortgage                                (1,791,028,923)
    Proceeds from loan repayments                                           342,295,227

                                                                     -------------------
NET CASH USED IN INVESTING ACTIVITIES                                    (1,448,733,696)
                                                                     -------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issue of Mortgage backed Bonds                          1,786,956,520
    Repayments of Mortgage backed Bonds                                    (196,042,909)
      Proceeds from loan from Ultimate Chief Entity                           4,072,403
    Repayments of loan from Ultimate Chief Entity                              (264,446)
      Proceeds from issue of unit trust                                              10
                                                                     -------------------
NET CASH USED IN FINANCING ACTIVITIES                                    (1,594,721,578)
                                                                     -------------------

                                                                     -------------------
NET INCREASE IN CASH HELD                                                   166,251,278
                                                                     -------------------

CASH AT THE BEGINNING OF THE YEAR                                                     -
                                                                     -------------------
CASH AT THE END OF THE YEAR                              (a)                166,251,278
                                                                     ===================




The Statement of Cash Flows should be read in conjunction with the accompanying notes to the Statement of Cash Flows on page 4 and the notes to the financial statements on pages 5 to 10.

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


                                                                                     -----------------
                                                                                        21 February
                                                                                        2001 to 30
                                                                                      September 2001
                                                                                             $
                                                                                     -----------------

(a)   RECONCILIATION OF CASH

      Cash as at the end of the year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

      Cash and liquid assets                                                               166,251,278

                                                                                     ------------------
      Total Cash                                                                           166,251,278
                                                                                     ==================

(b)   RECONCILIATION OF UNDISTRIBUTED INCOME TO NET CASH PROVIDED BY
      OPERATING ACTIVITIES

      Undistributed income                                                                           -

      Increase in:
        Accounts payable                                                                    24,414,316
      Increase in:
        Interest receivable                                                                 (4,150,920)
                                                                                     ------------------
      Net cash provided by operating activities                                             20,263,396
                                                                                     ==================

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of this financial report are:

a)    Basis of Preparation

The financial report is a general financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board so far as they relate to the Crusade Global Trust No.1 of 2001 ("the Trust") and the provisions of the Trust Deed.

b)    Reclassification of financial information

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application of the revised standards AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures and the new AASB 1040 Statement of Financial Position.

c)    Taxation

The Beneficiary holds the sole beneficial interest in the Trust and is presently entitled to the distributable income of the Trust which is taxable in its hands.

Accordingly, no provision for income tax has been made in the Trust's financial statements.

d)    Revenue Recognition

Interest and fee income is recognised as it accrues.

Premiums and discounts on Loans Secured by Mortgage are taken to the Statement of Financial Performance in the period in which the loan discharges and recognised as profit or loss on discharges.

Unrealised profits and losses arising on the foreign currency revaluations of the Mortgage Backed Bonds are recognised in the Statement of Financial Performance. These profits or losses are offset by the revalued foreign currency hedges in place and therefore have no net effect on the result.

e)    Receivables

Receivables are carried at nominal amounts less any provision for doubtful debts. Interest due on loans and deposits at bank are settled within 30 days.

f)    Investments

Investments are purchased with the intention of being held to maturity. The investments are recorded at the recoverable amount represented by the gross loan balance adjusted by any specific provision for doubtful debts. The difference between the cost and the market value of the investments on the day of purchase is accounted for as a premium.

g)    Mortgage Backed Bonds

Mortgage Backed Bonds held in foreign currencies are shown in the financial statements at the exchange rate prevailing at balance date. The Bonds are recorded net of repayments. Interest payments due in foreign currencies are hedged by a Currency Swap. Therefore these payments do not expose the Trust to any foreign currency fluctuation risk. These Bonds mature on 20 January 2032.

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001



1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h)    Historical Cost

The financial report has been prepared on the basis of historical cost and does not take into account changing money values or current valuations of non current assets, except where stated.

i)    Cash Flows

For the purpose of the preparation of the Statement of Cash Flows, cash includes cash on hand and at bank, bank deposits at call, current accounts with related entities and is presented net of outstanding bank overdrafts.

j)       Comparative Data

The Trust was constituted on 21 February 2001, consequently there are no comparative data.


                                                                         ----------------------
                                                                          21 February 2001 to
                                                                           30 September 2001
                                                                                   $
                                                                         ----------------------

2.    RESULT FROM ORDINARY ACTIVITIES BEFORE
      INCOME TAX

Result from ordinary activities before income tax includes the following items:

REVENUE
Interest income
   - other party                                                                    67,938,923
Fee income                                                                           1,362,194
                                                                         ======================

EXPENSE
Interest expense
   - related party                                                                   5,935,870
   - other party                                                                    54,041,719
                                                                         ======================


3.    CASH AND LIQUID ASSETS

Cash at bank - St.George Bank Limited                                               5,059,885
Collections A/C - ANZ Bank                                                        161,191,393
                                                                        ----------------------
                                                                                  166,251,278
                                                                        ======================

MATURITY ANALYSIS
At Call                                                                           166,251,278
                                                                        ----------------------
                                                                                  166,251,278
                                                                        ======================




                                                                               6


CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


                                                                        -------------------------
                                                                         21 February 2001 to 30
                                                                             September 2001
                                                                                   $
                                                                        -------------------------

4.    RECEIVABLES

Accrued Interest:
   - Bank deposits                                                                        538,371
   - Loans secured by mortgage                                                          3,612,549
Currency Swap receivable                                                               88,585,766
                                                                         -------------------------
                                                                                       92,736,686
                                                                         =========================

5.    INVESTMENTS

Loans secured by mortgage                                                           1,444,925,739
Premium on Loans Secured by Mortgage                                                    3,807,957
                                                                         -------------------------
                                                                                    1,448,733,696
                                                                         =========================

Maturity analysis
within 1 year                                                                          55,979,960
between 1 and 5 years                                                                 169,962,607
greater than 5 years                                                                1,223,061,129
                                                                         -------------------------
                                                                                    1,448,733,696
                                                                         =========================


6.    ACCOUNTS PAYABLE
Accrued expenses                                                                        2,124,153
Distributions payable                                                                   3,669,255
Amount payable - St. George Bank                                                        3,807,957
Interest payable - Mortgage Backed Bonds                                               14,073,001
                - Swaps                                                                 4,547,907
                                                                         -------------------------
                                                                                       28,222,273
                                                                         =========================

7.    TRUST UNITS

In accordance with clauses 3.1(b) and 3.2(a)(ii) of the Trust Deed, one unit was issued by the Trustee to the Manager in exchange
for $10 to create the Trust.                                                                   10
                                                                         =========================

8.    UNDISTRIBUTED INCOME

Undistributed income at the beginning of the period                                             -

Plus: Result from ordinary activities (excess income)                                   3,669,255

Less: Distributions paid during the year                                                        -
      Movement in Distributions payable                                                (3,669,255)
                                                                         -------------------------

                                                                         -------------------------
Undistributed income at the end of the financial year                                           -
                                                                         =========================

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


9.    SUPPORT FACILITIES

In accordance with the Information Memorandum, the Trust had the following support facilities during the period.

a)    Mortgage Insurance Policy

The Trustee has been insured against losses in respect of the Purchased Mortgages with St. George Insurance Pte Ltd , PMI Mortgage Insurance Ltd, GE Mortgage Insurance Pty Ltd and Housing Loans Insurance Corporation Pty Limited.

b)    Liquidity Reserve
No liquidity account is required to be maintained under the terms of the Trust Deed.

c)    Redraw Facility

The Trustee maintains a Redraw Facility with St.George Bank Limited. The Redraw Limit is equal to 2% of the aggregate amount of Mortgage Backed Bonds and is adjusted on each anniversary of the redraw facility.

d)    Basis Swap and Standby Basis Swap

The Trustee maintains a Basis Swap with St.George Bank Limited for the purposes of hedging the basis risk between variable rates on the Loans Secured by Mortgages and the floating rate obligations of the Mortgage Backed Bonds. The Basis Swap will also cover the Purchased Mortgages which convert from a fixed rate of interest to a variable interest rate. The Trustee also maintains a Standby Basis Swap with Credit Suisse First Boston International . The terms of the Basis Swap allow for netting of swap payments.

e)    Foreign Currency Swap

The Trustee entered into a Currency Swap with the Currency Swap Provider, Credit Suisse First Boston International, to hedge its foreign currency exposure.


10.   RELATED PARTY INFORMATION

a)    Related Entities

The Manager is Crusade Management Limited, a company incorporated in Australia. The Trustee is Perpetual Trustees Consolidated Limited.
The Custodian is St.George Custodial Services Pty Limited.

b)    Transactions with related entities

The following tables outline related party transactions during the relevant period.

                                                                                     St.George
                           St.George Bank        Crusade      Perpetual Trustees   Custodial Pty
Crusade Global Trust           Limited       Management Ltd    Consolidated Ltd       Limited
No.1 of  2001             ---------------    --------------   ------------------   -------------
                                2001               2001              2001               2001
                                  $                  $                 $                 $
------------------------------------------------------------------------------------------------

 Manager fee(1)                   -              948,848               -                 -
 Trustee fee(2)                   -                 -               295,051              -
 Servicing fee(3)             4,217,102             -                  -                 -
 Custodian fee(4)                 -                 -                  -              158,141
 Basis Swap interest(5)       5,935,870             -                  -                 -
 Redraw facility fee(6)          12,008             -                  -                 -

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


10.   RELATED PARTY INFORMATION (Continued)


(1) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.09%pa payable quarterly in arrears.

(2) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.0275%pa payable quarterly in arrears.

(3) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.40%pa payable quarterly in arrears.

(4) Calculated on the aggregate outstanding principal of the Loans Secured by Mortgages on the first day of each quarterly collection period at the rate of 0.015%pa payable quarterly in arrears.

(5)     In accordance with the Trust Deed, the Trust has entered into a basis
        swap  support facility with St.George Bank Limited.   The amount
        represents the net amount paid/payable.

(6) The Trust has maintained a Redraw Facility with St.George Bank Limited (refer Note 9).

(7) The Trust has part forgiveness for the loan tor St.George Bank Limited of $264,446.



11.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

(a)   Interest rate risk

The Trust's exposure to interest rate risk and the effective interest rates of the financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

AS AT 30 SEPTEMBER 2001

                                                                                             Non                      Weighted
                                  Floating       Fixed Interest Rate Maturing in:          Interest                    Average
                              Interest Rate   ----------------------------------------      Bearing        Total        Rate
                                                 1-3 mths      3-12 mths       1-5 yrs
                                          $               $             $            $             $               $         %
---------------------------  ---------------  -------------  ------------  ------------  ------------  --------------  --------

FINANCIAL ASSETS
   Cash & liquid assets         161,191,393               -             -             -     5,059,885     166,251,278    4.56%
   Receivables                            -               -             -             -    92,736,686      92,736,686       -
   Investments                1,230,288,739      11,108,998    36,415,473   167,112,529             -   1,444,925,739    6.72%
   Premium                                -               -             -             -     3,807,957       3,807,957       -

---------------------------  ---------------  -------------  ------------  ------------  ------------  --------------   -------
Total                         1,391,480,132      11,108,998    36,415,473   167,112,529   101,604,528   1,707,721,660
---------------------------  ---------------  -------------  ------------  ------------  ------------  --------------   -------

FINANCIAL LIABILITIES
   Accounts payable                       -               -             -             -    28,222,273      28,222,273       -
   Mortgage Backed bonds                  -   1,679,499,377             -             -             -   1,679,499,377    4.14%
---------------------------  ---------------  -------------   -----------  ------------  ------------  --------------   -------
Total                                     -   1,679,499,377             -             -    28,222,273   1,707,721,650
---------------------------  ---------------  -------------   -----------  ------------  ------------  --------------   -------

INTEREST RATE SWAP           (1,547,444,883)  1,547,444,883
===========================  ===============  =============   ===========  ============  ============  ==============   =======

CRUSADE GLOBAL TRUST NO.1 OF 2001
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


12.   ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

(b)   Net fair values

All financial assets and liabilities are carried at net fair value in the statement of financial position with the exception of the Loans Secured by Mortgage with are recorded at the recoverable amount as stated in the accounting policies in Note 1. The fair value of these loans is $ 1,447,786,375.

The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

(c)   Credit risk exposures

The Trust's maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position. The servicer of the Trust, St.George Bank Limited, manages the credit risk on loans through embedded controls within its lending division.

A potential loss to the Trust may occur as a result of non performance by a counter party. The Trust's exposure to counter party risk is therefore limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

As the Trust's primary reason for holding derivatives is for interest rate hedging purposes, the derivatives have been dealt with financial institutions of investment grade quality. The Trust's credit policy and procedures constantly monitor exposures to counter party risks.

(d)   Derivative financial instruments

A derivative is a financial instrument which provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index. The Trust uses a derivative instrument termed a `Swap'. These are held to hedge future interest expense due on the Mortgage backed Bonds and to protect the Trust from fluctuation in exchange rates.

An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal are exchanges periodically throughout the term of the swap.


12.   SEGMENT REPORTING

The Trust operates within the treasury and capital markets segment of the Financial Services Industry. The Trust's operations and customers are located primarily within Australia. The Trust operates in accordance with the Trust Deed for the purposes of deriving a margin on interest income on loans secured by mortgage and interest expense on Mortgage Backed Bonds.

CRUSADE GLOBAL TRUST NO.1 OF 2001
MANAGER'S REPORT
FOR THE PERIOD ENDED 30 SEPTEMBER 2001


The Manager has prepared the Financial Report at the direction of the Trustee who is responsible for the Financial Report.

PRINCIPAL ACTIVITIES

The Trust is a special purpose vehicle that holds a portfolio of loans secured by mortgage and has issued Mortgage Backed Bonds. The Trust has also entered into interest rate swap agreements to manage its exposure to interest rate and foreign exchange risk.

REVIEW OF OPERATIONS

The distributions paid/payable to the beneficiary of the Trust for the period ended 30 September 2001 were $3,669,255.

STATE OF AFFAIRS

The Trust was established pursuant to a Notice of Creation of Trust from the Manager to the Trustee dated 21 February 2001. The Manager is the Residual Beneficiary of the Trust.

On 28 February 2001, the Trust issued Floating Rate Notes at par value of $1,786,861,905 maturing in January 2032.

                  CLASS                                 AMOUNT
                  A1                                    $ 180.0 m USD
                  A2                                    $ 633.1m  USD
                  A3                                    $ 200.0 m USD
                  B                                     $ 33.6m  AUD
                  C                                     $ 4.5m  AUD
                  Seller Note                           $ 0.095m AUD

Interest on the notes is paid quarterly on the 20th of January, April, July and October. Interest payments is subject to adjustment in accordance with the modified following business day convention.


FOR AND BEHALF OF THE MANAGER





/S/ G.M.Bartlett

Director

Crusade Management Limited

November 2001

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF GLOBAL TRUST NO.1 OF 2001


SCOPE
We have audited the financial statements of Crusade Global Trust No.1 of 2001 for the period from 21 February to 30 September 2001, consisting of the statement of financial performance, the statement of financial position, statement of cash flows, the manager's statement and the accompanying notes set out on pages 2 to 12. The manager has prepared the financial statements at the direction of the trustee who is responsible for the financial statements. We have conducted an independent audit of these financial statements in order to express an opinion on them to the unitholders.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial statements are presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements, statutory requirements and requirements of the Trust Deed, so as to present a view which is consistent with our understanding of the Trust's financial position, results of its Crusade Global Trust No.1 of 2001 operations and its cash flows. The audit opinion expressed in this report has been formed on the above basis.


AUDIT OPINION
In our opinion, the financial statements of Crusade Global Trust No.1 of 2001 for the period from 21 February to 30 September 2001 are properly drawn up:

(a) so as to give a true and fair view of the Trust's state of affairs at 30 September 2001 and its results and cash flows for the period ended on that date;

(b) in accordance with applicable Accounting Standards and other mandatory professional reporting requirements; and

(c)   in accordance with the provisions of the Trust Deed.



KPMG



/S/ A. Yates

Andrew Yates
Partner
45 Clarence Street, Sydney
New South Wales, 2000
24 December 2001